                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              ------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                          MONARCH DENTAL CORPORATION

                               (Name of Issuer)


                    Common Stock, par value $0.01 per share

                        (Title of Class of Securities)

                                  609044 10 2

                                (CUSIP Number)

                           Warren F. Melamed, D.D.S.
                      4201 Spring Valley Road, Suite 320
                             Dallas, Texas  75244

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   Copy to:

                              Jeffrey A. Chapman
                                 Mirjam S. Kirk
                             Vinson & Elkins L.L.P.
                           3700 Trammell Crow Center
                                2001 Ross Avenue
                              Dallas, Texas  75201
                                (214) 220-7797

                               December 11, 2000

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]
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CUSIP NO.                                                          609044 10 2


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Warren F. Melamed
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [ ]
                                                                (b) [ ]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
        00;PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       United States of America
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                          SOLE VOTING POWER (1)
                     7
     NUMBER OF
                            2,296,932
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER (1)
                     9
    REPORTING
                            2,296,932
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)
11

                            2,296,932
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (1)
12
      (See Instructions) [X]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)(2)
13
       17.5%
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      TYPE OF REPORTING PERSON (See Instructions)
14
       IN
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(1)  Does not include 289,830 shares held by irrevocable trusts for the benefit of members of the reporting person's family of which the reporting person is not a trustee. Includes 256,000 shares subject to options exercisable within 60 days.

(2) Based on 12,904,922 shares of Common Stock outstanding as of November 13, 2000, as reported in the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.

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CUSIP NO.                                                           609044 10 2


        This Amendment No. 1 to Schedule 13D is hereby filed by Warren F. Melamed, D.D.S. (the "Reporting Person").

        This Amendment No. 1 amends and restates Items 2, 3, 4, 5, 6 and 7 contained in the Schedule 13D dated May 2, 2000 filed by the Reporting Person (the "Prior Filing"). Item 1 of the Prior Filing remains unchanged.

Item 2. Identity and Background.

        This Schedule 13D is hereby filed by Warren F. Melamed, D.D.S.

        The business address of the Reporting Person is 4201 Spring Valley Road, Suite 320, Dallas, Texas, 75244.

        The Reporting Person's present principal occupation is functioning as a private investor. The principal business of the Issuer is the management of dental group practices in selected markets in 14 states. The address of the Issuer is 4201 Spring Valley Road, Suite 320, Dallas, Texas 75244.

        During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        The Reporting Person founded a predecessor of the Issuer in 1983. The Reporting Person incorporated the Issuer in 1994 and owned all of the capital stock of the Issuer until February 5, 1996. On that date, in connection with a reorganization of the Issuer, the Reporting Person acquired 2,015,932 shares of Stock in exchange for the redemption of a portion of his shares of Stock and for contributing to the Issuer his equity interests in affiliated entities. The Reporting Person reported ownership of these shares on a Schedule 13G filed with the Securities and Exchange Commission on February 17, 1998.

        In the first quarter of 1999, the Reporting Person acquired 25,000 shares of Stock with approximately $80,000 of his personal funds.

        In connection with his service as an officer and director of the Issuer, the Issuer granted to the Reporting Person options to acquire 150,000 shares of Stock on July 1, 1997. In consideration of his service as a director of the Issuer, the Issuer also granted to the Reporting Person options to acquire 3,000 shares of Stock on each of January 1, 1999 and January 1, 2000, and options to acquire 100,000 shares of Stock in February 2000.

        Effective as of October 18, 2000, the Reporting Person resigned as Chairman of the Board of Directors of the Issuer. In connection therewith, all vested options under a Non-qualified Stock Option Agreement (entitling the Reporting Person to purchase 150,000 shares of Stock at an exercise price of $13.00) became fully vested. The Reporting Person holds options to acquire an aggregate of 256,000 shares of Stock that are exercisable within 60 days of the date hereof.

        Item 4.  Purpose of the Transaction.

        The Reporting Person currently holds his Stock solely for the purpose of investment. All prior discussions among the Reporting Person, the Company or other persons regarding a possible transaction that could result in a change of control of the Issuer have been terminated.

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CUSIP NO.                                                         609044 10 2



     The Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) At the close of business on December 8, 2000, the Reporting Person may be deemed to be the beneficial owner of 2,296,932 shares of the Stock, which constitutes approximately 17.5% of the 12,904,922 shares of the Stock outstanding on November 13, 2000, according to information contained in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000. The Reporting Person, either directly or indirectly, has the power to vote or to direct the vote of, or to dispose or to direct the disposition of, such shares of Stock. The 2,296,932 shares of Stock reported as beneficially owned by the Issuer includes 256,000 shares of Stock subject to options exercisable within 60 days. This number does not include 289,830 shares held by irrevocable trusts for the benefit of members of the Reporting Person's family of which the Reporting Person is not a trustee.

     (c) No transactions in the Stock were effected by the Reporting Person during the past 60 days other than the vesting of unvested Stock options under a Nonqualified Stock Option Agreement (entitling the Reporting Person to purchase 150,000 shares of Stock at an exercise price of $13.00), in connection with the Reporting Person's resignation as the Chairman of the Board of Directors of the Issuer on October 18, 2000.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Stock.

     (e)  Not applicable.

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CUSIP NO.                                                         609044 10 2


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person entered into an agreement with the Issuer as of March 26, 1999 which supplanted the terms of his then-existing employment arrangements. Under this agreement, the Issuer's Board of Directors pledged to support the Reporting Person's continued status as a director and position as Chairman of the Board of Directors. In exchange, the Reporting Person agreed not to solicit proxies in connection with any vote of the Issuer's stockholders other than in his capacity as a director of the Issuer and agreed to vote his shares of Stock on each matter submitted to a vote to the Issuer's stockholders either in proportion to the votes cast by the Issuer's other stockholders or in accordance with the recommendation of the Issuer's Board of Directors as determined by the Issuer, in each case prior to July 31, 2001. These provisions of the agreement terminate upon the closing of any sale of the Issuer.

     As indicated in the agreement described in the immediately preceding paragraph, the Reporting Person has agreed with the Issuer not to engage in certain activities that are competitive with the Issuer. The Reporting Person's noncompetition agreement with the Issuer terminates on February 5, 2001.

     On October 18, 2000, the Reporting Person agreed to resign as Chairman of the Board of Directors of the Issuer but to remain a director of the Issuer. In connection therewith, certain unvested options became vested as described in
Item 3 above. The remaining terms of the above referenced agreement with the Issuer dated as of March 26, 1999 otherwise remain in full force and effect.

     The Issuer has granted to the Reporting Person options to acquire shares of Stock as described in Item 3 above.

     To the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.
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   10.1 Agreement dated as of March 26, 1999 by and among the Issuer, the
        Reporting Person and Modern Dental Professionals, P.C.(1)

____________________
(1) Filed as an exhibit to the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1999 and incorporated herein by reference thereto.

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CUSIP NO.                                                         609044 10 2

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 18, 2000


                                     /s/ WARREN F. MELAMED, D.D.S.
                                     --------------------------------------
                                     WARREN F. MELAMED, D.D.S.

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CUSIP NO.                                                         609044 10 2



                                 INDEX TO EXHIBITS



Exhibit No.
-----------

     10.1 Agreement dated as of March 26, 1999 by and among the Issuer, the Reporting Person and Modern Dental Professionals, P.C.(1)

____________________
(1) Filed as an exhibit to the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1999 and incorporated herein by reference thereto.





















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